Exhibit 99.1

Exhibit A – Final Form of Agreement

VOTING AND SUPPORT AGREEMENT
This VOTING AND SUPPORT AGREEMENT (this "Agreement"), is dated as of [?], 2018, by and among Transocean Ltd., a Swiss corporation ("Parent"), and the shareholders of Ocean Rig UDW Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the "Company"), listed on the signature pages hereto (each, a "Shareholder" and collectively, the "Shareholders"). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).
W I T N E S S E T H:
WHEREAS, the Company is considering whether to enter into an Agreement and Plan of Merger with Parent, Transocean Oceanus Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent ("Holdco"), and Transocean Oceanus Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of HoldCo ("Merger Sub"), substantially in the form of the draft, dated September 3, 2018, previously furnished to the Shareholders (the "Merger Agreement").
WHEREAS, the Merger Agreement provides for, among other things, the merger of Merger Sub with and into the Company, with the Company surviving the Merger, pursuant to which each Company Common Share (other than Company Common Shares held by the Company as treasury shares or owned by any Subsidiary of the Company or Parent, Merger Sub or any of their Subsidiaries prior to the Effective Time and the Dissenting Shares) shall be converted into the right to receive (i) 1.6128 fully paid and non-assessable shares of Parent Common Shares and (ii) $12.75 in cash, without interest.
WHEREAS, as of the date hereof, each Shareholder is the legal or beneficial owner of the number of Company Common Shares set forth on Exhibit A hereto (together with such additional Company Common Shares that become legally or beneficially owned by such Shareholder, whether by purchase, share dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, conversion of convertible securities or otherwise, after the date hereof, the "Company Owned Shares").
WHEREAS, as a condition to Parent's willingness to enter into and perform its obligations under the Merger Agreement, Parent has required that each Shareholder agree, and each Shareholder has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:
1.          Agreement to Vote.
1.1          Agreement to Vote Company Owned Shares. Each Shareholder hereby agrees that, from the date of execution of the Merger Agreement until the earliest of (i) the time that the Company Shareholder Approval has been obtained and (ii) termination of this Agreement in accordance with Section 6.1 (the "Company Voting Period"), at any meeting of the shareholders of the Company at which the approval and adoption of the Merger Agreement and the other transactions contemplated by the Merger Agreement (including the Merger) is to be voted upon, however called, or any adjournment or postponement thereof, or in connection with any written consent of the shareholders of the Company, such Shareholder shall be present (in person or by proxy, or cause to be present) and vote (or cause to be voted), or give written consent (or cause written consent to be given) covering, all of its Company Owned Shares at such time:
(a)
in favor of (A) approval and adoption of the Merger Agreement and the Transactions, (B) any other matter necessary or appropriate to consummate the Transactions, and (C) the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval and adoption of the Merger Agreement, any of the Transactions or any other matter necessary or appropriate to consummate the Transactions on the date on which such meeting is held; and

(b)
against (A) any Acquisition Proposal or any other action, proposal, agreement or transaction made in opposition to or competition with, or inconsistent with, the Merger Agreement and the Transactions, and (B) any other action, proposal, agreement or transaction that would reasonably be expected, or the effect of which would reasonably be expected, to prevent, nullify, materially impede, interfere with, frustrate, delay, postpone, discourage or adversely affect the timely consummation of the Transactions or the performance by the Shareholder of its obligations under this Agreement, including (1) any extraordinary dividend or distribution by the Company, (2) any material change in the capital structure or corporate structure or business of the Company or any Subsidiary of the Company, (3) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, material business transaction, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of the Company, or any other action or transaction involving the Company, (4) any election of new members to the Company Board, other than the re-election of the members of the Company Board who are serving as directors of the Company on the date of this Agreement (collectively, the "Existing Directors") or any new member(s) whose nomination(s) is approved by a majority of the Existing Directors, and (5) any amendment of the Company's organizational documents.

Notwithstanding anything herein to the contrary, this Section 1.1 shall not require any Shareholder to be present (in person or by proxy) or vote (or cause to be voted), or give written consent (or cause written consent to be given) covering, any of its Company Owned Shares to amend, modify or waive any provision of the Merger Agreement in a manner that would (i) decrease the amount or change the form of the Merger Consideration, (ii) impose any material restrictions or additional material conditions on the payment of the Merger Consideration to shareholders of the Company or (iii) extend the End Date.
1.2          Agreement to Vote Parent Owned Shares.  Each Shareholder hereby agrees that, from the date of execution of the Merger Agreement until the earliest of (i) the time that the Parent Shareholder Approval has been obtained and (ii) termination of this Agreement in accordance with Section 6.1 (the "Parent Voting Period"), at any meeting of the shareholders of Parent at which the Parent Shareholder Approval and the Merger Agreement and the other transactions contemplated by the Merger Agreement (including the Merger) are to be voted upon, however called, or any adjournment or postponement thereof, such Shareholder shall be present (in person or by proxy, or cause to be present) and vote (or cause to be voted), all of its Parent Owned Shares (as defined below) which such Shareholder beneficially owns as of the record date for such meeting at such time in favor of (A) the Authorized Share Capital, (B) the Parent Share Issuance, (C) the related amendments to Parent's articles of association in connection therewith, (D) any other Transactions (as necessary) and (E) one or more "routine" matters under the rules of the New York Stock Exchange (the proposals referred to in clauses (A), (B), (C), (D) and (E) being collectively referred to as the "Parent Proposals").  Parent hereby agrees to provide each Shareholder with at least ten (10) calendar days' advance notice of the record date for any shareholder meeting of the Parent held during the Parent Voting Period.  For purposes of this Agreement, "Parent Owned Shares" means the Parent Registered Shares beneficially owned by such Shareholder as of the date hereof together with such additional Parent Registered Shares that become beneficially owned by such Shareholder, whether by purchase, share dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, conversion of convertible securities or otherwise, after the date hereof less any Parent Registered Shares that have been Transferred pursuant to a Permitted Transfer.
2.          Representations and Warranties of Shareholders.  Each Shareholder hereby represents and warrants to Parent, as of the date of this Agreement, as of the Company Shareholder Meeting, and, if such Shareholder beneficially owns any Parent Registered Shares as of the Parent Shareholder Meeting, as of the Parent Shareholder Meeting, as follows:
2.1          Power; Due Authorization; Binding Agreement. Such Shareholder has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by such Shareholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate, partnership or other applicable action on the part of such Shareholder, and no other proceedings on the part of such Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Applicable Laws, now or hereafter in effect, relating to creditors' rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

2.2          Ownership of Shares.
(i)          The Company Owned Shares set forth opposite such Shareholder's name on Exhibit A hereto as adjusted for Company Owned Shares Transferred pursuant to a Permitted Transfer are owned legally or beneficially by such Shareholder, free and clear of any Liens (including any restriction on the right or power to vote, consent with respect to, or otherwise dispose of the Company Owned Shares, other than pursuant to this Agreement), except for any Liens that (x) could not reasonably be expected, either individually or in the aggregate, to materially impair the ability of such Shareholder to perform fully its obligations hereunder on a timely basis or (y) are incurred with Parent's prior written consent ("Permitted Liens"). For the avoidance of doubt, the fact that such Shareholder's Company Owned Shares may be loaned by such Shareholder as part of customary securities lending arrangements shall constitute a Permitted Lien so long as such Shareholder is entitled to vote any such loaned Company Owned Shares at any shareholder meeting of the Company held during the Voting Period (including by recalling such loaned Company Owned Shares prior to the record date for such meeting as necessary).  Parent hereby agrees to provide each Shareholder with at least ten (10) calendar days' advance notice of the record date for any shareholder meeting of the Company held during the Company Voting Period.  Other than the restrictions in favor of Parent pursuant to this Agreement, any Permitted Liens, any transfer restrictions of general applicability under applicable securities laws, or as disclosed by such Shareholder on a Schedule 13D filed with respect to the Company Common Shares, as amended as of the date hereof, such Shareholder has, and at any shareholder meeting of the Company held during the Company Voting Period to vote regarding the Merger Agreement and the Transactions such Shareholder will have, either (A) sole voting power and sole dispositive power with respect to the matters set forth in Section 1.1 in respect of all of the Company Owned Shares of such Shareholder or (B) voting power and dispositive power with respect to the matters set forth in Section 1.1 in respect of all of the Company Owned Shares of such Shareholder that is shared with one or more of the other Shareholders hereto or their respective transferees in accordance with Section 4.1 of this Agreement.
(ii)          As of the date hereof, except for the Company Owned Shares set forth on Exhibit A hereto, such Shareholder does not legally or beneficially own any (a) common, ordinary or restricted shares or any other voting securities of the Company, (b) securities of the Company convertible into or exchangeable for common shares, preferred shares or voting securities of the Company or (c) options, warrants or other rights to acquire from the Company any common shares, preferred shares or any other voting securities of the Company or securities convertible into or exchangeable for common shares, preferred shares or voting securities of the Company, or rights the value of which is linked to the price or value of any common shares, preferred shares or voting securities of the Company. Except for this Agreement, any Permitted Liens or as disclosed by such Shareholder on a Schedule 13D filed with respect to the Company Common Shares, as amended as of the date hereof, none of the Company Owned Shares is subject to any voting trust or other agreement, arrangement, understanding or instrument with respect to the voting of, or exercise of voting power with respect to, or the Transfer (as defined below) of, such shares.

For purposes of this Agreement, to "Transfer" any securities shall mean (a) to sell, assign, transfer, pledge, encumber, distribute, gift or otherwise dispose of (including by merger or otherwise by operation of law) such securities or any interest in such securities, (b) to tender such securities in any tender or exchange offer, or (c) to create or permit to exist any Liens (other than Permitted Liens), or (d) enter into any contract, option, agreement or other arrangement or understanding with respect to any of the actions contemplated by the preceding clauses (a) through (c). The term "sell," "sale" or any derivatives thereof used in this Agreement with respect to any securities of the Company shall include (w) any sale, transfer or disposition of legal or beneficial ownership, or both, of such securities, (x) any short sale with respect to such securities, (y) any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving such securities and (1) has, or would reasonably be expected to have, the effect of reducing or limiting such Shareholder's economic interest in such securities or (2) grants a third party the right to vote or direct the voting of such securities, or (z) any transaction that has the same effect as any of the foregoing.
2.3          Non-Contravention.  The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement will not, (i) conflict with or violate any Applicable Law with respect to such Shareholder or by which any of its assets or properties (including any Company Owned Shares or Parent Owned Shares) are bound or (ii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of any Lien on the properties or assets of such Shareholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Shareholder is a party or by which such Shareholder or any of its assets or properties (including any Company Owned Shares or Parent Owned Shares) are bound, except for any of the foregoing as could not reasonably be expected, either individually or in the aggregate, to materially impair the ability of such Shareholder to perform fully its obligations hereunder on a timely basis. The execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any (A) Governmental Authority, except for filings that may be required to be made with the SEC under the Exchange Act or (B) third party (including with respect to individuals, trusts, any co-trustee or beneficiary).
2.4          Acknowledgment.  Such Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Shareholder's execution, delivery and performance of this Agreement.
3.          Representations and Warranties of Parent.  Parent hereby represents and warrants to each of the Shareholders, as of the date of this Agreement, as of the Company Shareholder Meeting, and as of the Parent Shareholder Meeting as follows: (a) Parent has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby; (b) the execution and delivery of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent, and no other proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby; and (c) this Agreement has been duly and validly executed and delivered by Parent and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of Parent.

4.          Certain Covenants of the Shareholders.
4.1          Restriction on Transfer, Proxies and Non-Interference.
(i)          Each Shareholder hereby agrees, during the Company Voting Period, not to, directly or indirectly, (a) Transfer, cause or permit any Transfer of, or make any offer regarding any Transfer of, any of the Company Owned Shares of such Shareholder or any other securities of the Company, in each case, other than (1) any such transaction as to which Parent, Holdco, Merger Sub or any of their respective Affiliates are the sole counterparty, (2) any Permitted Liens or (3) any Transfer to (A) any Affiliate of such Shareholder or (B) any Person who has, prior to the Transfer, filed a Schedule 13D or Schedule 13G with respect to the Company Common Shares indicating that such Person is the beneficial owner of 5% or greater of the outstanding Company Common Shares (each, a "Permitted Person") who (x) is a party to an agreement with Parent with substantially identical terms to this Agreement or (y) executes a joinder to this Agreement in form and substance reasonably acceptable to Parent pursuant to which such Permitted Person agrees to be bound by the terms hereof applicable to such Shareholder as to any such Company Owned Shares (each a "Permitted Transfer"), (b) grant any proxies or powers of attorney with respect to the Company Owned Shares or the Parent Owned Shares of such Shareholder, deposit any such Company Owned Shares or Parent Owned Shares into a voting trust or enter into a voting agreement or understanding with any Person to vote or give instructions with respect to any such Company Owned Shares or Parent Owned Shares in any manner inconsistent with the terms of this Agreement, in each case with respect to any vote on the approval and adoption of the Merger Agreement or any other matters set forth in Section 1.1 or Section 1.2 of this Agreement, (c) make any public statements in support of or recommending the adoption or consummation of any Opposing Proposal (as defined below), or (d) commit or agree to take any of the foregoing actions.  If any involuntary Transfer of any of the Company Owned Shares shall occur (including a sale by a Shareholder's trustee in any bankruptcy, liquidator in any liquidation or winding-up or provisional liquidator in any restructuring by way of provisional liquidation, or a sale to a purchaser at any creditor's or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, to the extent permitted by Applicable Law, take and hold such Company Owned Shares subject to all of the restrictions, liabilities, obligations and rights under this Agreement, which shall continue in full force and effect until the valid termination of this Agreement.
(ii)          During the Company Voting Period, each Shareholder will not, and will not permit any Person under such Shareholder's control to, (a) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Rule 14a-1 under the Exchange Act) (A) with respect to an Opposing Proposal or (B) seeking votes or consents against the approval or adoption of the Merger Agreement or the Transactions, (b) initiate a shareholders' vote with respect to an Opposing Proposal or (c) except by virtue of this Agreement, become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company with respect to an Opposing Proposal. For purposes of this Agreement, the term "Opposing Proposal" means any of the actions or proposals described in clause (b) of Section 1.1.
(iii)          During each of the Company Voting Period and the Parent Voting Period, each Shareholder agrees that it will not take any action designed to, or that has the effect of, frustrating, delaying or impeding the ability of the Company to obtain the approval or adoption of the Merger Agreement or the Transactions, including the Merger, or frustrating, delaying or impeding the ability of Parent to obtain the approval or adoption of the Parent Proposals.

(iv)          During each of the Company Voting Period and the Parent Voting Period, each Shareholder agrees that it will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any Proceeding in law or in equity, in any court or before any Governmental Authority, which alleges that the execution and delivery of the Merger Agreement by the Company, Parent, Holdco or Merger Sub or the approval of the Merger Agreement and the Transactions by the Company Board or the board of directors or similar governing body, as applicable, of Parent, Holdco or Merger Sub, breaches any fiduciary duty of such governing body or any member thereof or which otherwise challenges the Merger Agreement and the Transactions.
4.2          Acquisition of Additional Shares.  During the Company Voting Period, each Shareholder shall notify Parent promptly in writing of the acquisition or Transfer (other than Permitted Liens) of legal or beneficial ownership of additional Company Common Shares after the date hereof.
4.3          Agreement not to Exercise Dissenters' Rights.  Each Shareholder hereby waives, and agrees not to exercise or assert, if applicable, any appraisal and dissenter rights under Section 238 of the Cayman Companies Law in connection with the Merger Agreement and the Transactions.
4.4          Non-Solicitation; No Acquisition Proposal.  Each Shareholder hereby agrees that it shall not (and it shall cause its Subsidiaries and controlled Affiliates and shall instruct and use its reasonable commercial efforts to cause its and their respective Representatives not to), directly or indirectly, take any action that, if taken by the Company, would constitute a breach of Section 6.04 of the Merger Agreement. Each Shareholder agrees immediately to cease and cause to be terminated all discussions or negotiations, if any, conducted by such Shareholder prior to the date of this Agreement with any Third Party with respect to any Acquisition Proposal.
5.          Drag-Along Sale.
5.1          Each Shareholder shall take all actions reasonably requested by Parent in order to consummate the Transactions as a Drag-Along Sale (as defined below) in accordance with Article 6.4 of the Company's Second Amended and Restated Memorandum and Articles of Association (the "Articles"), including (i) executing and delivering all such other agreements, notices, certificates, instruments or documents as Parent may reasonably request in order to consummate such Drag-Along Sale and (ii) allowing Parent to execute and deliver, in each such Shareholder's name and on its behalf, any notice of such Drag-Along Sale required under Article 6.2 of the Articles.
5.2          Each Shareholder shall take all actions (other than purchasing additional Company Common Shares) reasonably requested by Parent in order to consummate the Transactions as a Drag-Along Sale in accordance with Article 6.2 of the Articles, including (i) executing and delivering all such other agreements, notices, certificates, instruments or documents as Parent may reasonably request in order to consummate such Drag-Along Sale and (ii) allowing Parent to execute and deliver, in each such Shareholder's name and on its behalf, any notice of such Drag-Along Sale required under Article 6.2 of the Articles.  Each Shareholder agrees that this Agreement constitutes such Shareholder's "proposal to effect" the Transactions within the meaning of Article 6.2.1 of the Articles.

5.3          No Shareholder shall take any action to in any way interfere with, delay or frustrate the exercise of the drag-along rights set forth in Article 6 of the Articles with respect to the Transactions.
5.4          For the purposes of this Section 5, the term "Drag-Along Sale" has the meaning assigned to such term in the Articles.
6.          Miscellaneous.
6.1          Termination of this Agreement. This Agreement, and all obligations, terms and conditions contained herein, shall automatically terminate without any further action required by any person upon the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) the making of any change, by amendment, waiver or other modification to any provision of the Merger Agreement that (x) decreases the amount or changes the form of the Merger Consideration, (y) imposes any material restrictions on or additional material conditions on the payment of the Merger Consideration to the shareholders of the Company or (z) extends the End Date; (iv) if the Company Board makes an Adverse Recommendation Change following receipt of a Superior Proposal; (v) the End Date, as it may be extended in accordance with the provisions of the Merger Agreement; and (vi) the mutual written consent of the parties.
6.2          Effect of Termination.  In the event of termination of this Agreement pursuant to Section 6.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for any willful and intentional breach of this Agreement occurring prior to such termination and the provisions of this Article 6 shall survive any such termination.
6.3          Entire Agreement.  This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, among the parties hereto with respect to the subject matter of this Agreement.
6.4          Amendments and Waivers.
6.4.1          Any provision of this Agreement may be amended or waived prior to the termination of this Agreement in accordance with its terms if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.
6.4.2          No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

6.5          Binding Effect; Benefit; Assignment.
6.5.1          The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, other than with respect to the provisions of Section 6.14 which shall inure to the benefit of the Company, and the Company shall be an express third-party beneficiary of Section 6.14.
6.5.2          No party hereto may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto.
6.6          Notices. All notices, requests and other communications to any party hereto under this Agreement shall be in writing (including electronic mail transmission) and shall be given:
If to any Shareholder:
[●]
E-mail: [●]
Facsimile: [●]
 Attn: [●]
with a copy to:
[●]
E-mail: [●]
Facsimile: [●]
 Attn: [●]
and
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attention:	Gary J. Wolfe Jim Abbott Keith Billotti
E-mail:	wolfe@sewkis.com abbott@sewkis.com billotti@sewkis.com
If to Parent:
[●]
E-mail: [●]
Facsimile: [●]
 Attn: [●]

with a copy to each of:
King & Spalding LLP
125 Old Broad Street
London EC2N 1AR
Attention:  Martin J. Hunt
Email:  mhunt@kslaw.com
King & Spalding LLP
1180 Peachtree Street
Atlanta, Georgia  30309
Attention:	Keith M. Townsend Zachary L. Cochran
E-mail:	ktownsend@kslaw.com zcochran@kslaw.com
or to such other address or electronic mail address as such party hereto may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.
6.7          Governing Law.  This Agreement shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof.  Notwithstanding the foregoing, the following matters arising out of or relating to this Agreement shall be construed, performed and enforced in accordance with the laws of the Cayman Islands in respect of which the parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Cayman Islands:  the Merger, the Articles, voting rights, the Drag-Along Sale and the rights provided in Section 238 of the Cayman Companies Law.
6.8          Venue.
(a)          Subject to Section 6.7, each of the parties irrevocably agrees that any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal (a "Proceeding"), arising out of or relating to this Agreement brought by any party against any other party shall be brought and determined in the court of any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction, then any New York state court sitting in the Borough of Manhattan of The City of New York (collectively, the "Chosen Courts"). Each of the parties hereto irrevocably and unconditionally consents and submits itself and its property in any Proceeding to the exclusive general jurisdiction of the Chosen Courts in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, or for recognition and enforcement of any judgment in respect thereof, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Courts, (iv) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in the Chosen Courts, (v) waives any objection that it may now or hereafter have to the venue of any such Proceeding in any such Chosen Courts or that such Proceeding was brought in an inconvenient court and agrees not to plead or claim the same and (vi) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Chosen Courts.  Each of the parties hereto agrees that a final judgment in any Proceeding in the Chosen Courts shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.  Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.

(b)          EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
(c)          EACH PARTY HERETO EXPRESSLY ACKNOWLEDGES THAT THE WAIVERS IN SECTION 6.8(A) AND SECTION 6.8(B) ARE INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF NEW YORK AND OF THE U.S.
6.9          Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms of this Agreement and that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Chosen Courts or the courts of the Cayman Islands in respect of any Cayman Islands matter set forth in Section 6.7, in addition to any other remedy to which they are entitled at law or in equity.
6.10          Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart of this Agreement signed by all of the other parties hereto.  Until and unless each party hereto has received a counterpart of this Agreement signed by all of the other parties hereto, this Agreement shall have no effect and no party hereto shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  The exchange of a fully executed Agreement by electronic transmission in .PDF format shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement.
6.11          Descriptive Headings.  The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
6.12          Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.
6.13          Other.  Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

6.14          Disclosure.  Each Shareholder (i) consents to and authorizes the publication and disclosure by Parent and the Company of such Shareholder's identity and holding and legal or beneficial ownership of the Company Owned Shares and the nature of its commitments and obligations under this Agreement in any press release and in any disclosure required by the SEC or other Governmental Authority, including the Registration Statement and the Joint Proxy Statement/Prospectus, and any amendment or supplement to either of them, and (ii) agrees promptly to give to Parent and the Company any additional information Parent or the Company may reasonably request for the preparation of any such disclosure documents so long as such information is required by Applicable Law to be disclosed therein.  Nothing in this Agreement shall preclude any Shareholder from making such filings as are required by Applicable Law in connection with the entering into of this Agreement, including an amendment to any Schedule 13D or Schedule 13G previously filed by any Shareholder with the SEC.
6.15          No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Company Owned Shares or Parent Owned Shares.  Except as provided in this Agreement, all rights, ownership and economic benefits relating to the Company Owned Shares and the Parent Owned Shares shall remain vested in and belong to the Shareholders.
6.16          Further Assurances. Subject to the terms and conditions of this Agreement, upon request of the Parent, each Shareholder shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill such Shareholder's obligations under this Agreement.
6.17          Interpretation.  The following rules of interpretation shall apply to this Agreement: (i) the words "hereof", "hereby", "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the words "party" or "parties" refers to the parties to this Agreement; (iii) references to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified; (iv) all Exhibits and schedules annexed to this Agreement or referred to in this Agreement are incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (v) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and references to any gender shall include all genders; (vi) whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation", whether or not they are in fact followed by those words or words of like import; (vii) "writing", "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (viii) references to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and to any rules or regulations promulgated thereunder; (ix) references to any contract are to that contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (x) references to any Person include the successors and permitted assigns of that Person; (xi) the word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other theory extends and such phrase shall not mean "if"; (xii) the terms "beneficial ownership," "beneficially own," "beneficial owner" and any correlative phrases thereof shall be determined within the meaning of Rule 13d-3 promulgated under the Exchange Act and (xiii) the parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

6.18          [Shareholder Capacity.  Each Shareholder is executing and entering into this Agreement solely in such Shareholder's capacity as a shareholder of the Company, and not in such Shareholder's capacity as a director, officer, employee, agent or consultant of the Company. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director of the Company in the taking of any actions (or failure to act) in his or her capacity as a director of the Company, or in the exercise of his or her fiduciary duties as a director of the Company, or prevent or be construed to create any obligation on the part of any director or officer of the Company from taking any action in his or her capacity as such director, and no action taken solely in the capacity as a director of the Company shall be deemed to constitute a breach of this Agreement.]1
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1	To be included in agreements with directors and related entities only.

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first above written.

PARENT:

By:
Name:
Title:

SHAREHOLDERS:

[_______________]

By:
Name:
Title:

EXHIBIT A
COMPANY COMMON SHARES LEGALLY OR BENEFICIALLY OWNED

Shareholder	Number of Class A Common Shares Legally or Beneficially Owned	Number of Class B Common Shares Legally or Beneficially Owned

Total